Exhibit 99.2



11 Fan Pier Blvd. & 50 Northern Ave., Boston, MA.
Biotech Medical Office Buildings.
Primary Tenant: Vertex Pharmaceuticals.
Square Feet: 1,650,000
Under Agreement to be Acquired.

VERTEX

Senior Housing Properties Trust
Fourth Quarter 2013
Supplemental Operating and Financial Data

All amounts in this report are unaudited.

SNH
LISTED
NYSE

TABLE OF CONTENTS



TABLE OF CONTENTS

	PAGE/EXHIBIT

WARNING CONCERNING
FORWARD LOOKING STATEMENTS



THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- OUR ACQUISITIONS AND SALES OF PROPERTIES,
- OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY,
- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,
- OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS,
- OUR ABILITY TO RETAIN OUR EXISTING TENANTS, ATTRACT NEW TENANTS AND MAINTAIN OR INCREASE CURRENT RENTAL RATES,
- THE CREDIT QUALITIES OF OUR TENANTS,
- OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS,
- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,
- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,
- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT,
- OUR BELIEF THAT FIVE STAR QUALITY CARE, INC., OR FIVE STAR, OUR FORMER SUBSIDIARY, WHICH IS OUR LARGEST TENANT AND WHICH MANAGES SEVERAL OF OUR SENIOR LIVING COMMUNITIES FOR OUR ACCOUNT, HAS ADEQUATE FINANCIAL RESOURCES AND LIQUIDITY TO MEET ITS OBLIGATIONS TO US AND TO MANAGE OUR MANAGED SENIOR LIVING COMMUNITIES SUCCESSFULLY, AND
- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, OR FFO, NORMALIZED FUNDS FROM OPERATIONS, OR NORMALIZED FFO, NET OPERATING INCOME, OR NOI, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS,
- THE IMPACT OF THE PATIENT PROTECTION AND AFFORDABLE CARE ACT, AS AMENDED BY THE HEALTHCARE AND EDUCATION RECONCILIATION ACT, OR COLLECTIVELY, THE ACA, AND OTHER RECENTLY ENACTED, ADOPTED OR PROPOSED LEGISLATION OR REGULATIONS ON US AND ON OUR TENANTS AND MANAGERS AND THEIR ABILITY TO PAY OUR RENTS AND RETURNS,
- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, FIVE STAR, REIT MANAGEMENT & RESEARCH LLC, OR RMR, AIC, D&R YONKERS LLC AND THEIR RELATED PERSONS AND ENTITIES,
- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,
- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES,
- COMPETITION WITHIN THE HEALTHCARE AND REAL ESTATE INDUSTRIES, AND
- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL.



FORWARD LOOKING STATEMENTS (continued)

FOR EXAMPLE:

- FIVE STAR IS OUR LARGEST TENANT AND MANAGES SEVERAL OF OUR SENIOR LIVING COMMUNITIES FOR OUR ACCOUNT AND FIVE STAR MAY EXPERIENCE FINANCIAL DIFFICULTIES AS A RESULT OF A NUMBER OF FACTORS, INCLUDING BUT NOT LIMITED TO:
    - CHANGES IN MEDICARE AND MEDICAID PAYMENTS, INCLUDING THOSE THAT MAY RESULT FROM THE ACA AND OTHER RECENTLY ENACTED OR PROPOSED LEGISLATION OR REGULATIONS, WHICH COULD RESULT IN REDUCED RATES OR A FAILURE OF SUCH RATES TO COVER FIVE STAR'S COSTS,
    - CHANGES IN REGULATIONS AFFECTING FIVE STAR'S OPERATIONS,
    - CHANGES IN THE ECONOMY GENERALLY OR GOVERNMENTAL POLICIES WHICH REDUCE THE DEMAND FOR THE SERVICES FIVE STAR OFFERS,
    - INCREASES IN INSURANCE AND TORT LIABILITY AND OTHER COSTS, AND
    - INEFFECTIVE INTEGRATION OF NEW ACQUISITIONS,
- IF FIVE STAR'S OPERATIONS BECOME UNPROFITABLE, FIVE STAR MAY BECOME UNABLE TO PAY OUR RENTS AND WE MAY NOT RECEIVE OUR EXPECTED RETURN ON OUR INVESTED CAPITAL OR ADDITIONAL AMOUNTS FROM OUR SENIOR LIVING COMMUNITIES THAT ARE MANAGED BY FIVE STAR,
- OUR OTHER TENANTS MAY EXPERIENCE LOSSES AND BECOME UNABLE TO PAY OUR RENTS,
- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CUSTOMARY CREDIT FACILITY CONDITIONS,
- ACTUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH OUR REVOLVING CREDIT FACILITY.
- INCREASING THE MAXIMUM BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR,
- CONTINGENCIES IN OUR ACQUISITION AND SALES AGREEMENTS MAY CAUSE OUR FUTURE ACQUISITIONS AND SALES NOT TO OCCUR OR TO BE DELAYED OR THE TERMS TO BE CHANGED,
- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,
- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED,
- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND ARRANGE FOR THEIR PROFITABLE OPERATION OR LEASE THEM FOR RENTS LESS PROPERTY OPERATING EXPENSES THAT EXCEED OUR CAPITAL COSTS, BUT WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING, MANAGEMENT CONTRACTS OR LEASE TERMS FOR NEW PROPERTIES,
- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN OR INCREASE THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,
- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE BECAUSE OF CHANGING MARKET CONDITIONS OR OTHERWISE,
- WE BELIEVE THAT OUR CONTINUING RELATIONSHIPS WITH FIVE STAR, RMR, AIC, D&R YONKERS LLC AND THEIR AFFILIATED AND RELATED PERSONS AND ENTITIES MAY BENEFIT US AND PROVIDE US WITH COMPETITIVE ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE, AND
- THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA STATES THAT WE HAVE ENTERED INTO AN AGREEMENT TO ACQUIRE ONE MOB (TWO BUILDINGS). THIS TRANSACTION IS SUBJECT TO VARIOUS TERMS AND CONDITIONS TYPICAL OF COMMERCIAL REAL ESTATE TRANSACTIONS. THESE TERMS AND CONDITIONS MAY NOT BE MET. AS A RESULT, THIS TRANSACTION MAY NOT OCCUR OR MAY BE DELAYED OR ITS TERMS MAY CHANGE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS CHANGED MEDICARE AND MEDICAID RATES, NEW LEGISLATION OR REGULATIONS AFFECTING OUR BUSINESS OR THE BUSINESSES OF OUR TENANTS OR MANAGERS, CHANGES IN OUR TENANTS' OR MANAGERS' REVENUES OR COSTS, CHANGES IN OUR TENANTS' OR MANAGERS' FINANCIAL CONDITIONS, CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY, OR NATURAL DISASTERS.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER THE CAPTION "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.



CORPORATE INFORMATION

Laurels in Stone Oak, San Antonio, TX.
Assisted Living Facility.
Operator: Five Star Quality Care, Inc.
Living Units: 94.



COMPANY PROFILE

The Company:

Senior Housing Properties Trust, or SNH, we, our or us, is a real estate investment trust, or REIT, which owns independent and assisted living communities, continuing care retirement communities, nursing homes, wellness centers, and properties leased to medical providers, medical related businesses, clinics and biotech laboratory tenants, or MOBs, located throughout the U.S. We are included in a number of stock indices, including the S&P 400 MidCap Index, Russell 1000® Index, the MSCI US REIT Index, FTSE EPRA/NAREIT United States Index and the S&P REIT Composite Index.

Management:

SNH is managed by Reit Management & Research LLC, or RMR. RMR is a private company which was founded in 1986 to manage public investments in real estate. As of December 31, 2013, RMR manages a large portfolio of publicly owned real estate, including approximately 1,200 properties located in 47 states, Washington, D.C., Puerto Rico, Canada and Australia. RMR has approximately 850 employees in its headquarters and regional offices located throughout the country. In addition to managing SNH, RMR manages CommonWealth REIT, a publicly traded REIT that primarily owns office properties, Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, Government Properties Income Trust, a publicly traded REIT that owns properties that are majority leased to government tenants, and Select Income REIT, a publicly traded REIT that is focused on owning and investing in net leased, single tenant properties. RMR also provides management services to Five Star Quality Care, Inc., or Five Star, a senior living and healthcare services company which is our largest tenant and which manages certain of our senior living communities, and TravelCenters of America LLC, or TA, an operator of travel centers which is a tenant of HPT. An affiliate of RMR, Sonesta International Hotels Corporation, is also one of HPT's hotel managers; and another affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly owned mutual fund, which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined gross assets of approximately $23.0 billion as of December 31, 2013. We believe that being managed by RMR is a competitive advantage for SNH because of RMR's depth of management and experience in the real estate industry. We also believe RMR provides management services to us at costs that are lower than we would have to pay for similar quality services.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8350
(f) (617) 796-8349

Stock Exchange Listing:

New York Stock Exchange

Trading Symbols:

Common Shares -- SNH
5.625% Senior Notes due 2042 -- SNHN

Senior Unsecured Debt Ratings:

Moody's -- Baa3
Standard & Poor's -- BBB-







COMPANY PROFILE (continued)

Portfolio Concentration by Facility Type (as of 12/31/13) ($ in 000) [(1)]:

	Number of Properties	Number of Units/Beds or Square Feet		Carrying Value of Investment [(2)]	% of Total Investment	Q4 2013 NOI [(3)]	% of Q4 2013 Total NOI
Independent living [(4)]	62	15,176		$ 1,878,786	35.7%	$ 43,471	36.2%
Assisted living [(4)]	156	11,531		1,345,645	25.5%	31,933	26.5%
Nursing homes [(4)]	47	4,919		202,696	3.8%	5,832	4.8%
Subtotal senior living communities	265	31,626		3,427,127	65.0%	81,236	67.5%
Medical office buildings (MOBs) [(5)]	96	7,881,797	sq. ft.	1,668,219	31.6%	34,985	28.9%
Wellness centers	10	812,000	sq. ft.	180,017	3.4%	4,363	3.6%
Total	371			$ 5,275,363	100.0%	$ 120,584	100.0%

Operating Statistics by Tenant / Managed Properties (as of 12/31/13) ($ in 000) [(1)]:

	Number of Properties	Number of Units/Beds or Square Feet		Q4 2013 NOI [(3)]	Tenant / Managed Properties Operating Statistics [(6)] Rent Coverage	Occupancy
Five Star	187	20,442		$ 52,250	1.26x	84.3%
Sunrise Senior Living, Inc. / Marriott [(7)]	4	1,619		5,126	1.93x	92.7%
Brookdale Senior Living, Inc.	18	894		3,815	2.50x	95.3%
6 private senior living companies (combined)	12	1,620		2,484	1.96x	84.8%
Managed senior living communities [(8)]	44	7,051		17,561	NA	87.4%
Subtotal senior living communities	265	31,626		81,236	1.38x	85.7%
Multi-tenant MOBs [(5)]	96	7,881,797	sq. ft.	34,985	NA	94.9%
Wellness centers	10	812,000	sq. ft.	4,363	2.23x	100.0%
Total	371			$ 120,584	1.43x	

Property Mix[(1)]

(based on Q4 2013 NOI)[(3)]

4%
5%
36%
29%
26%
Independent living
Assisted living
MOBs
Nursing homes
Wellness centers

Geographic Diversification[(1)]

(based on 12/31/13 Carrying Value of Investment)[(2)]

VA 4%
NY 4%
PA 3%
MA 5%
28 Other States + D.C. 36%
GA 5%
WI 5%
MD 6%
TX 8%
FL 12%
CA 12%

(1) Excludes properties classified in discontinued operations.
(2) Amounts are before depreciation, but after impairment write downs, if any. Amounts include carrying values as of December 31, 2013 for senior living properties classified as held for sale in the amount of $11,738, which is included in Other Assets on the Condensed Consolidated Balance Sheets.
(3) See Exhibit A for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income determined in accordance with U.S. generally accepted accounting principles, or GAAP. Q4 2013 NOI presented in the above tables excludes $2,767 of NOI related to the two rehabiliation centers formerly leased to Five Star that we sold on December 31, 2013.
(4) Properties are categorized by the type of living units/beds which constitute a majority of the total living units/beds at the property.
(5) These 96 MOB properties comprise 119 buildings.
(6) Operating data for multi-tenant MOBs are presented as of December 31, 2013; operating data for other tenants and managers are presented based upon the operating results provided by our tenants and managers for the 12 months ended September 30, 2013, or the most recent prior period for which tenant and manager operating results are available to us. Rent coverage is calculated as operating cash flow from our tenants' operations of our properties, before subordinated charges, divided by rents payable to us. We have not independently verified our tenants' operating data. The table excludes data for periods prior to our ownership of some of these properties.
(7) Marriott International, Inc., or Marriott, guarantees the lessee's obligations under these leases.
(8) These 44 senior living communities are leased to our taxable REIT subsidiaries, or TRSs, and managed by Five Star. The occupancy for the twelve month period ended or, if shorter, from the dates of acquisitions through December 31, 2013, was 87.4%.

INVESTOR INFORMATION



Board of Trustees

John L. Harrington
Independent Trustee

Jeffrey P. Somers
Independent Trustee

Frederick N. Zeytoonjian
Independent Trustee

Barry M. Portnoy
Managing Trustee

Adam D. Portnoy
Managing Trustee

Senior Management

David J. Hegarty
President & Chief Operating Officer

Richard A. Doyle
Treasurer & Chief Financial Officer

Contact Information

Investor Relations
Senior Housing Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8350
(f) (617) 796-8349
(email) info@snhreit.com
(website) www.snhreit.com

Inquiries
Financial inquiries should be directed to Richard A. Doyle,
Treasurer & Chief Financial Officer, at (617) 219-1405
or rdoyle@snhreit.com.

Investor and media inquiries should be directed to
Timothy A. Bonang, Vice President, Investor Relations, or
Kimberly Brown, Director, Investor Relations
(617) 796-8237, tbonang@snhreit.com or kbrown@snhreit.com.



RESEARCH COVERAGE

Equity Research Coverage

Bank of America / Merrill Lynch
Juan Sanabria
(646) 855-1589
juan.sanabria@baml.com

Raymond James
Paul Puryear
(727) 567-2253
paul.puryear@raymondjames.com

Janney Capital Markets
Michael P. Gorman
(215) 665-6224
mgorman@janney.com

RBC Capital Markets
Michael Carroll
(440) 715-2649
michael.carroll@rbccm.com

Jefferies & Company
Omotayo Okusanya
(212) 336-7076
tokusanya@jefferies.com

Stifel Nicolaus
Daniel Bernstein
(443) 224-1351
bernsted@stifel.com

JMP Securities
Peter Martin
(415) 835-8904
pmartin@jmpsecurities.com

UBS
Ross Nussbaum
(212) 713-2484
ross.nussbaum@ubs.com

Morgan Stanley
Haendel St. Juste
(212) 761-0071
haendel.stjuste@morganstanley.com

Wells Fargo Securities
Todd Stender
(212) 214-8067
todd.stender@wellsfargo.com

Rating Agencies

Moody's Investors Service
Lori Marks
(212) 553-1098
lori.marks@moodys.com

Standard & Poor's
Eugene Nusinzon
(212) 438-2449
eugene_nusinzon@sandp.com

SNH is followed by the equity research analysts and its publicly held debt is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding SNH's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of SNH or its management. SNH does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.

The Jefferson, Arlington, VA.
Continuing Care Retirement Community.
Primary Tenant: Sunrise Senior Living, Inc.
Living Units: 421.

FINANCIAL INFORMATION



KEY FINANCIAL DATA

(share amounts and dollars appearing in the table below are in thousands, except per share data)



	As of and For the Three Months Ended				
	12/31/2013	9/30/2013	6/30/2013	3/31/2013	12/31/2012
Shares Outstanding (1):					
Common shares outstanding (at end of period)	188,168	188,168	188,086	188,076	176,554
Weighted average common shares outstanding during period	188,168	188,102	188,081	184,605	176,554
Common Share Data:					
Price at end of period	$ 22.23	$ 23.34	$ 25.93	$ 26.83	$ 23.64
High during period	$ 25.35	$ 27.09	$ 29.67	$ 26.86	$ 23.76
Low during period	$ 21.66	$ 22.04	$ 24.38	$ 23.76	$ 21.29
Annualized dividends paid per share (2) (3)	$ 1.56	$ 1.56	$ 1.56	$ 1.56	$ 1.56
Annualized dividend yield (at end of period) (2) (3)	7.0%	6.7%	6.0%	5.8%	6.6%
Annualized Normalized FFO multiple (at end of period) (4)	12.9x	13.9x	15.4x	15.6x	13.7x
Annualized net operating income (NOI) (5) / total market capitalization	8.1%	7.1%	6.7%	6.7%	7.8%
Market Capitalization:					
Total debt (book value)	$ 1,892,764	$ 1,921,074	$ 1,842,926	$ 1,826,601	$ 2,006,530
Plus: market value of common shares (at end of period)	4,182,975	4,391,841	4,877,070	5,046,079	4,173,727
Total market capitalization	$ 6,075,739	$ 6,312,915	$ 6,719,996	$ 6,872,680	$ 6,180,257
Total debt / total market capitalization	31.2%	30.4%	27.4%	26.6%	32.5%
Book Capitalization:					
Total debt	$ 1,892,764	$ 1,921,074	$ 1,842,926	$ 1,826,601	$ 2,006,530
Plus: total shareholders' equity	2,776,989	2,776,443	2,812,217	2,884,145	2,646,568
Total book capitalization	$ 4,669,753	$ 4,697,517	$ 4,655,143	$ 4,710,746	$ 4,653,098
Total debt / total book capitalization	40.5%	40.9%	39.6%	38.8%	43.1%
Selected Balance Sheet Data:					
Total assets	$ 4,764,666	$ 4,807,330	$ 4,748,631	$ 4,811,269	$ 4,748,002
Total liabilities	$ 1,987,677	$ 2,030,887	$ 1,936,414	$ 1,927,124	$ 2,101,434
Gross book value of real estate assets (6)	$ 5,263,625	$ 5,197,999	$ 5,201,745	$ 5,261,340	$ 5,183,307
Total debt / gross book value of real estate assets (6)	36.0%	37.0%	35.4%	34.7%	38.7%
Selected Income Statement Data:					
Total revenues (7)	$ 200,336	$ 187,265	$ 186,928	$ 186,908	$ 191,703
NOI (5)	$ 123,351	$ 112,536	$ 112,444	$ 113,229	$ 119,119
Adjusted EBITDA (8)	$ 110,004	$ 108,375	$ 108,764	$ 108,648	$ 105,405
Net income	$ 72,206	$ 38,125	$ 5,598	$ 35,235	$ 44,636
Normalized FFO (4)	$ 80,525	$ 78,845	$ 79,057	$ 78,944	$ 75,506
Common distributions paid (2) (3)	$ 73,386	$ 73,353	$ 73,349	$ 68,857	$ 68,857
Per Share Data:					
Net income	$ 0.38	$ 0.20	$ 0.03	$ 0.19	$ 0.25
Normalized FFO (4)	$ 0.43	$ 0.42	$ 0.42	$ 0.43	$ 0.43
Common distributions paid (2) (3)	$ 0.39	$ 0.39	$ 0.39	$ 0.39	$ 0.39
Normalized FFO payout ratio (2) (3) (4)	90.7%	92.9%	92.9%	90.7%	90.7%
Coverage Ratios:					
Adjusted EBITDA (8) / interest expense	3.8x	3.7x	3.7x	3.7x	3.5x
Total debt / annualized Adjusted EBITDA (8)	4.3x	4.4x	4.2x	4.2x	4.8x

(1)   We have no outstanding common share equivalents, such as units, convertible debt or stock options.
(2)   The amounts stated are based on the amounts paid during the periods.
(3)   On January 3, 2014, we declared a quarterly common share dividend of $0.39 per share ($1.56 per year annualized) payable on or about February 21, 2014 to shareholders of record on January 13, 2014.
(4)   See Exhibit C for the calculation of Normalized FFO and a reconciliation of net income determined in accordance with GAAP to Normalized FFO.
(5)   See Exhibit A for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP.
(6)   Gross book value of real estate assets is real estate properties, at cost, before depreciation, but after impairment write downs, if any.
(7)   During the fourth quarters of 2013 and 2012, we recognized $9.2 million and $10.5 million of percentage rent for the years ended December 31, 2013 and 2012, respectively.
(8)   See Exhibit B for the calculation of EBITDA and Adjusted EBITDA and a reconciliation of net income determined in accordance with GAAP to EBITDA and Adjusted EBITDA.

CONDENSED CONSOLIDATED BALANCE SHEETS

(dollar amounts appearing in the table below are in thousands)



	As of December 31, 2013	As of December 31, 2012
ASSETS		
Real estate properties:		
Land	$ 623,756	$ 599,313
Buildings, improvements and equipment	4,639,869	4,420,302
	5,263,625	5,019,615
Less accumulated depreciation	840,760	714,687
	4,422,865	4,304,928
Cash and cash equivalents	39,233	42,382
Restricted cash	12,514	9,432
Deferred financing fees, net	27,975	29,410
Acquired real estate leases and other intangible assets, net	103,494	113,986
Other assets	158,585	247,864
Total assets	$ 4,764,666	$ 4,748,002
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unsecured revolving credit facility	$ 100,000	$ 190,000
Senior unsecured notes, net of discount	1,093,337	1,092,053
Secured debt and capital leases	699,427	724,477
Accrued interest	15,839	15,757
Assumed real estate lease obligations, net	12,528	13,482
Other liabilities	66,546	65,665
Total liabilities	1,987,677	2,101,434
Commitments and contingencies		
Shareholders' equity:		
Common shares of beneficial interest, $.01 par value:		
199,700,000 shares authorized, 188,167,643 and 176,553,600 shares issued		
and outstanding at December 31, 2013 and December 31, 2012, respectively	1,881	1,765
Additional paid in capital	3,497,590	3,233,354
Cumulative net income	1,194,985	1,043,821
Cumulative other comprehensive income	8,412	4,562
Cumulative distributions	(1,925,879)	(1,636,934)
Total shareholders' equity	2,776,989	2,646,568
Total liabilities and shareholders' equity	$ 4,764,666	$ 4,748,002



CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(dollar amounts appearing in the table below are in thousands, except per share data)

	For the Three Months Ended		For the Year Ended	
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Revenues:				
Rental income [1]	$ 122,912	$ 121,578	$ 459,380	$ 450,769
Residents fees and services [2]	77,424	70,125	302,058	184,031
Total revenues	200,336	191,703	761,438	634,800
Expenses:				
Property operating expenses	76,985	72,584	299,878	197,696
Depreciation	38,554	36,369	153,026	139,042
General and administrative	8,042	7,411	32,657	31,517
Acquisition related costs	788	2,580	3,378	9,394
Impairment of assets	2,314	-	7,989	3,071
Total expenses	126,683	118,944	496,928	380,720
Operating income	73,653	72,759	264,510	254,080
Interest and other income	99	160	711	1,117
Interest expense	(29,284)	(29,814)	(117,819)	(117,240)
Loss on early extinguishment of debt	-	-	(797)	(6,349)
Gain on lease terminations	-	479	-	375
Gain (loss) on sale of properties	36,251	-	37,392	(101)
Income from continuing operations before income tax expense and equity in earnings of an investee	80,719	43,584	183,997	131,882
Income tax expense	(195)	(85)	(600)	(375)
Equity in earnings of an investee	115	80	334	316
Income from continuing operations	80,639	43,579	183,731	131,823
Discontinued operations:				
Income from discontinued operations	1,281	1,057	5,043	4,061
Loss on asset impairment from discontinued operations	(9,714)	-	(37,610)	-
Net income	$ 72,206	$ 44,636	$ 151,164	$ 135,884
Weighted average common shares outstanding	188,168	176,554	187,251	169,176
Income from continuing operations per share	$ 0.43	$ 0.25	$ 0.98	$ 0.78
Income (loss) from discontinued operations per share	$ (0.05)	$ (0.00)	$ (0.17)	$ 0.02
Net income per share	$ 0.38	$ 0.25	$ 0.81	$ 0.80
Additional Data:				
General and administrative expenses / total revenues	4.0%	3.9%	4.3%	5.0%
General and administrative expenses / total assets (at end of period)	0.2%	0.2%	0.7%	0.7%
Percentage rent previously estimated for prior quarters [3]	$ (6,800)	$ (8,200)	$ -	$ -
Non-cash stock based compensation, estimated	$ 470	$ 562	$ 1,957	$ 1,827
Lease termination fees included in rental income	$ 4	$ 6	$ 11	$ 21
Capitalized interest expense	$ -	$ -	$ -	$ -
Continuing Operations:				
Straight-line rent included in rental income [1]	$ 1,832	$ 3,596	$ 7,245	$ 13,832
Lease Value Amortization included in rental income [1]	$ (863)	$ (776)	$ (3,555)	$ (1,250)
Amortization of deferred financing fees and debt discounts	$ 1,483	$ 1,525	$ 6,042	$ 6,019
Discontinued Operations:				
Straight-line rent included in rental income [1]	$ (8)	$ 4	$ (165)	$ 17
Lease Value Amortization included in rental income [1]	$ -	$ (86)	$ (101)	$ (347)
Amortization of deferred financing fees and debt discounts	$ -	$ -	$ -	$ -

(1) We report rental income on a straight line basis over the terms of the respective leases. Rental income includes non-cash amortization of intangible lease assets and liabilities. See also footnote (3) below.

(2) Forty-four (44) senior living communities are leased to our TRSs and managed by Five Star. We recognize residents fees and services as services are provided.

(3) In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include estimated amounts of percentage rent in our calculation of Normalized FFO for each quarter of the year, and the fourth quarter Normalized FFO calculation excludes the amounts included during the first three quarters. During the fourth quarters of 2013 and 2012, we recognized $9.2 million and $10.5 million of percentage rent for the years ended December 31, 2013 and 2012, respectively.



CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)

	For the Year Ended	
	12/31/2013	12/31/2012
Cash flows from operating activities:		
Net income	$ 151,164	$ 135,884
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation	153,825	141,456
Net amortization of debt discounts, premiums and deferred financing fees	6,042	5,327
Straight line rental income	(7,080)	(13,849)
Amortization of acquired real estate leases and other intangible assets	3,656	1,597
Loss on early extinguishment of debt	797	6,349
Impairment of assets	45,599	3,071
Gain on lease terminations	-	(375)
(Gain) loss on sale of properties	(37,392)	101
Equity in earnings of an investee	(334)	(316)
Change in assets and liabilities:		
Restricted cash	(3,082)	(2,304)
Other assets	(11,051)	991
Accrued interest	82	(6,524)
Other liabilities	4,477	11,894
Cash provided by operating activities	306,703	283,302
Cash flows used for investing activities:		
Real estate acquisitions and deposits	(193,303)	(316,769)
Real estate improvements	(52,270)	(50,131)
Principal repayments on loan receivable	-	38,000
Proceeds from sale of properties	92,550	1,041
Cash used for investing activities	(153,023)	(327,859)
Cash flows from financing activities:		
Proceeds from issuance of common shares, net	261,813	287,052
Proceeds from issuance of unsecured senior notes, net of discount	-	350,000
Proceeds from borrowings on revolving credit facility	275,000	669,000
Repayments of borrowings on revolving credit facility	(365,000)	(479,000)
Redemption of senior notes	-	(225,000)
Repayment of other debt	(36,371)	(266,528)
Payment of deferred financing fees	(3,326)	(12,608)
Distributions to shareholders	(288,945)	(259,537)
Cash (used for) provided by financing activities	(156,829)	63,379
(Decrease) increase in cash and cash equivalents:	(3,149)	18,822
Cash and cash equivalents at beginning of period	42,382	23,560
Cash and cash equivalents at end of period	$ 39,233	$ 42,382
Supplemental cash flow information:		
Interest paid	$ 111,695	$ 118,437
Income taxes paid	600	389
Non-cash investing activities:		
Acquisitions funded by assumed debt	(12,266)	(121,793)
Non-cash financing activities:		
Assumption of mortgage notes payable	12,266	121,793
Issuance of common shares	2,541	2,229



DEBT SUMMARY

(dollars appearing in the table below are in thousands)
As of December 31, 2013

	Coupon Rate	Interest Rate [1]	Principal Balance [2]	Maturity Date	Due at Maturity	Years to Maturity
Unsecured Debt:						
Unsecured Floating Rate Debt:						
Revolving credit facility (LIBOR + 130 b.p.) [3]	1.430%	1.430%	$ 100,000	1/15/2018	$ 100,000	4.0
Unsecured Fixed Rate Debt:						
Senior notes due 2016	4.300%	4.300%	$ 250,000	1/15/2016	$ 250,000	2.0
Senior notes due 2020	6.750%	6.750%	200,000	4/15/2020	200,000	6.3
Senior notes due 2021	6.750%	6.750%	300,000	12/15/2021	300,000	8.0
Senior notes due 2042	5.625%	5.625%	350,000	8/1/2042	350,000	28.6
Weighted average rate / total unsecured fixed rate debt	**5.835%**	**5.835%**	**$ 1,100,000**		**$ 1,100,000**	**12.9**
Weighted average rate / total unsecured debt	**5.468%**	**5.468%**	**$ 1,200,000**		**$ 1,200,000**	**12.1**
Secured Debt:						
Secured Fixed Rate Debt:						
Mortgages - secured by 2 properties	5.830%	5.830%	36,145	6/1/2014	35,807	0.4
Mortgage - secured by 1 property	6.015%	2.460%	30,177	3/1/2015	29,227	1.2
Mortgage - secured by 1 property	6.250%	2.090%	12,093	5/1/2015	11,822	1.3
Mortgage - secured by 1 property	5.650%	5.650%	5,020	6/1/2015	4,867	1.4
Mortgage - secured by 1 property	6.365%	6.365%	11,465	7/1/2015	11,225	1.5
Mortgages - secured by 3 properties	5.660%	5.660%	12,773	7/11/2015	12,326	1.5
Mortgage - secured by 1 property	5.880%	5.880%	2,805	7/11/2015	2,687	1.5
Mortgage - secured by 1 property	5.810%	2.880%	6,579	10/1/2015	6,175	1.8
Mortgage - secured by 1 property	5.810%	5.810%	4,502	10/11/2015	4,325	1.8
Mortgages - secured by 1 property	5.640%	5.640%	52,000	1/1/2016	52,000	2.0
Mortgage - secured by 1 property	5.970%	5.970%	6,363	4/11/2016	3,118	2.3
Mortgages - secured by 2 properties	5.924%	5.924%	87,928	11/1/2016	79,415	2.8
Mortgage - secured by 1 property	6.250%	6.250%	12,366	11/11/2016	11,820	2.9
Mortgage - secured by 1 property	5.860%	3.070%	5,720	3/11/2017	5,401	3.2
Mortgages - secured by 8 properties [4]	6.540%	6.540%	45,753	5/1/2017	42,334	3.3
Mortgage - secured by 1 property	6.150%	4.180%	11,245	8/1/2017	10,578	3.6
Mortgage - secured by 1 property	6.730%	4.730%	9,425	4/1/2018	8,328	4.3
Mortgage - secured by 17 properties	6.710%	6.710%	292,612	9/1/2019	266,704	5.7
Mortgage - secured by 1 property [5]	7.310%	7.310%	3,007	1/1/2022	41	8.0
Mortgage - secured by 1 property [5]	7.850%	7.850%	1,482	1/1/2022	21	8.0
Capital leases - 2 properties	7.700%	7.700%	13,314	4/30/2026	-	12.3
Tax exempt bonds - secured by 1 property	5.875%	5.875%	14,700	12/1/2027	14,700	13.9
Mortgage - secured by 1 property	6.250%	6.250%	3,444	2/1/2033	26	19.1
Mortgage - secured by 1 properties	5.950%	5.950%	9,353	9/1/2038	1,211	24.7
Mortgage - secured by 1 property	4.375%	4.375%	4,672	9/1/2043	23	29.7
Weighted average rate / total secured fixed rate debt	**6.332%**	**5.996%**	**$ 694,943**		**$ 614,181**	**4.7**
Summary Debt:						
Weighted average rate / total unsecured floating rate debt	1.430%	1.430%	$ 100,000		$ 100,000	4.0
Weighted average rate / total unsecured fixed rate debt	5.835%	5.835%	1,100,000		1,100,000	12.9
Weighted average rate / total secured fixed rate debt	6.332%	5.996%	694,943		614,181	4.7
Weighted average rate / total debt	**5.785%**	**5.662%**	**$ 1,894,943**		**$ 1,814,181**	**9.4**

(1) Includes the effect of mark to market accounting for certain assumed mortgages, and premiums and discounts on certain mortgages and unsecured notes. Excludes effects of offering and transaction costs.

(2) The principal balances are the amounts actually payable pursuant to contracts. In accordance with GAAP, our carrying values and recorded interest expense may be different because of market conditions at the time we assumed certain of these debts.

(3) Represents amounts outstanding under our $750.0 million revolving credit facility at December 31, 2013. At our option and the payment of a fee and subject to our meeting certain other conditions, the maturity date of the revolving credit facility may be extended by one year to January 15, 2019.

(4) Includes eight first mortgages at a weighted average interest rate of 6.54% and seven second mortgages with a weighted average interest rate of 6.5%. The weighted average interest rate on these mortgages is 6.54%.

(5) These two mortgages are secured by the same property.



DEBT MATURITY SCHEDULE

(dollars appearing in the table below are in thousands)

As of December 31, 2013

Year	Unsecured Floating Rate Debt [1]	Unsecured Fixed Rate Debt	Secured Fixed Rate Debt [2]	Total
2014	$ -	$ -	$ 48,222	$ 48,222
2015	-	-	94,249	94,249
2016	-	250,000	160,136	410,136
2017	-	-	65,382	65,382
2018	100,000	-	15,602	115,602
2019	-	-	271,123	271,123
2020	-	200,000	2,172	202,172
2021	-	300,000	2,364	302,364
2022	-	-	1,868	1,868
Thereafter	-	350,000	33,825	383,825
	$ 100,000	$ 1,100,000	$ 694,943	$ 1,894,943

(1) Represents amounts outstanding under our $750.0 million revolving credit facility at December 31, 2013. At our option and upon the payment of a fee and subject to our meeting other certain conditions, the maturity date of the revolving credit facility may be extended by one year to January 15, 2019.

(2) Includes $13.3 million of capital leases.



LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS

	As of and For the Three Months Ended				
	12/31/2013	9/30/2013	6/30/2013	3/31/2013	12/31/2012
Leverage Ratios:					
Total debt / total market capitalization	31.2%	30.4%	27.4%	26.6%	32.5%
Total debt / total book capitalization	40.5%	40.9%	39.6%	38.8%	43.1%
Total debt / total assets	39.7%	40.0%	38.8%	38.0%	42.3%
Total debt / gross book value of real estate assets [1]	36.0%	37.0%	35.4%	34.7%	38.7%
Secured debt / total assets	14.7%	14.6%	15.2%	15.3%	15.3%
Variable rate debt / total debt	5.3%	6.5%	1.6%	0.0%	9.5%
Coverage Ratios:					
Adjusted EBITDA [2] / interest expense	3.8x	3.7x	3.7x	3.7x	3.5x
Total debt / annualized Adjusted EBITDA [2]	4.3x	4.4x	4.2x	4.2x	4.8x
Public Debt Covenants [3]:					
Total debt / adjusted total assets - allowable maximum 60.0%	34.2%	34.6%	33.5%	33.0%	36.9%
Secured debt / adjusted total assets - allowable maximum 40.0%	12.6%	12.7%	13.1%	13.3%	13.3%
Consolidated income available for debt service / debt service - required minimum 1.50x	3.96x	3.88x	3.88x	3.88x	3.73x
Total unencumbered assets to unsecured debt - required minimum 1.50x	3.59x	3.48x	3.75x	3.90x	3.27x

(1) Gross book value of real estate assets is real estate properties, at cost, before depreciation, but after impairment write downs, if any.

(2) See Exhibit B for the calculation of EBITDA and Adjusted EBITDA and a reconciliation of net income in accordance with GAAP to EBITDA and Adjusted EBITDA.

(3) Adjusted total assets and unencumbered assets include original cost of real estate assets before depreciation, but after impairment write downs and exclude accounts receivable and intangible assets. Consolidated income available for debt service is earnings from operations, excluding interest expense, depreciation and amortization, taxes, gains and losses on sales of property and amortization of deferred charges.



SUMMARY OF CAPITAL EXPENDITURES

(dollars and sq. ft. in thousands, except per sq. ft. and per unit data)

		For the Three Months Ended			
	12/31/2013	9/30/2013	6/30/2013	3/31/2013	12/31/2012
MOB tenant improvements [1]	$ 1,286	$ 1,066	$ 739	$ 232	$ 1,521
MOB leasing costs [2]	541	2,490	534	312	448
MOB building improvements [3]	1,806	1,511	1,729	632	1,586
Managed senior living communities capital improvements	2,489	2,612	2,979	2,740	2,473
Recurring capital expenditures	6,122	7,679	5,981	3,916	6,028
Development, redevelopment and other activities [4]	3,703	2,965	3,996	2,636	2,263
Total capital expenditures	$ 9,825	$ 10,644	$ 9,977	$ 6,552	$ 8,291
MOB avg. sq. ft. during period [5]	8,682	8,598	8,328	8,497	8,324
Managed senior living communities avg. units during period	6,911	6,725	6,680	6,682	5,491
MOB building improvements per avg. sq. ft. during period	$ 0.21	$ 0.18	$ 0.21	$ 0.07	$ 0.19
Managed senior living communities capital improvements per avg. units during period	$ 360	$ 388	$ 446	$ 410	$ 450

(1) MOB tenant improvements generally include capital expenditures to improve tenants' space or amounts paid directly to tenants to improve their space.

(2) MOB leasing costs generally include leasing related costs, such as brokerage commissions and tenant inducements.

(3) MOB building improvements generally include construction costs and expenditures to replace obsolete building components that extend the useful life of existing assets.

(4) Development, redevelopment and other activities generally include (i) major capital expenditures that are identified at the time of a property acquisition and incurred within a short period after acquiring the property; and (ii) major capital expenditure projects that reposition a property or result in new sources of revenue.

(5) MOB avg. sq. ft. during period includes properties classified in discontinued operations at the end of each period. As of December 31, 2013, we had four MOBs (seven buildings) classified in discontinued operations.



ACQUISITIONS / DISPOSITIONS INFORMATION SINCE 1/1/2013

(dollars and sq. ft. appearing in the table below are in thousands, except per sq. ft. amounts)

Senior Living Acquisitions: [1]

Date Acquired	Location	Type of Property [2]	Number of Properties	Units	Purchase Price [3]	Purchase Price Per Unit	Initial Lease / Cap Rate [4]	Tenant
1/9/2013	Redmond, WA	Independent Living	1	150	$ 22,350	$ 149	8.2%	Stellar Senior Living, LLC
8/1/2013	Cumming, GA	Assisted Living	1	93	$ 22,030	$ 237	7.0%	Our TRS
10/1/2013	Canton & Ellijay, GA	Assisted Living	2	153	$ 19,100	$ 125	8.8%	Our TRS
10/15/2013	Jefferson City, TN	Assisted Living	1	60	$ 9,904	$ 165	9.9%	Our TRS
11/1/2013	Verona, WI	Assisted Living	1	68	$ 11,965	$ 176	7.7%	Our TRS
Total / Wtd. Avg. Senior Living Acquisitions			6	524	$ 85,349	$ 163	8.3%	

MOB Acquisitions:

Date Acquired	Location	Number of Properties	Sq. Ft.	Purchase Price [3]	Purchase Price per Sq. Ft.	Cap Rate [4]	Weighted Average Remaining Lease Term [5]	Occupancy [6]	Major Tenant
2/14/2013	Bothell, WA	1	145	$ 38,000	$ 262	8.9%	5.4	100.0%	Seattle Genetics, Inc.
3/22/2013	Hattiesburg, MS	1	72	$ 14,600	$ 203	8.4%	6.8	100.0%	Forrest General Hospital
8/22/2013	Boston, MA	1	105	$ 49,500	$ 471	7.2%	15.0	100.0%	PerkinElmer Health Sciences, Inc.
12/18/2013	Orlando, FL	3	63	$ 15,375	$ 244	8.5%	4.3	92.0%	Florida Physicians
Total / Wtd. Avg. MOB Acquisitions [7]		6	385	$ 117,475	$ 305	8.2%	7.9		

Dispositions:

Date Sold	Location	Type of Property	Number of Properties	Sale Price	NBV	Book Gain on Sale
8/1/2013	St. Joseph, MO	Skilled Nursing Facility	1	$ 2,550	$ 1,409	$ 1,141
12/31/2013	Braintree / Woburn, MA	Rehab Hospitals	2	$ 90,000	$ 53,749	$ 36,251
1/22/2014	Kerrville, TX	Assisted Living	1	$ 2,400	$ 2,244	$ 156
Total Dispositions			4	$ 94,950	$ 57,402	$ 37,548

(1) During the quarter and year ended December 31, 2013, pursuant to the terms of our leases with Five Star, we purchased from Five Star, at cost, $4.7 million and $27.2 million, respectively, of improvements made to our properties leased by Five Star, and as a result, Five Star's annual rent payable to us increased approximately $377,000 and $2.2 million, respectively. These amounts are not included in the table above.

(2) Senior living properties are categorized by the type of living units or beds which constitute a majority of the total living units / beds at the property.

(3) Purchase price includes real estate and related intangible assets and liabilities and excludes closing costs.

(4) Represents the ratio of the estimated GAAP based annual rental income less property operating expenses, if any, to the purchase price on the date of acquisition.

(5) Weighted average remaining lease term based on rental income at the time of acquisition.

(6) Occupancy as of acquisition date.

(7) These 6 MOB properties comprise 7 buildings.



PORTFOLIO INFORMATION

The Gables, Winchester, MA.
Assisted Living Facility.
Operator: Five Star Quality Care, Inc.
Living Units: 125.



PORTFOLIO SUMMARY BY PROPERTY TYPE AND TENANT [(1)]

(dollars in thousands, except investment per unit / bed or square foot)
As of December 31, 2013

	Number of Properties	Number of Units / Beds or Square Feet		Carrying Value of Investment [(2)]	% of Total Investment	Investment per Unit / Bed or Square Foot [(3)]	Q4 2013 NOI [(4)]	% of Q4 2013 Total NOI
Property Type:								
Independent living [(5)]	62	15,176		$ 1,878,786	35.7%	$ 123,800	$ 43,471	36.2%
Assisted living [(5)]	156	11,531		1,345,645	25.5%	$ 116,698	31,933	26.5%
Nursing homes [(5)]	47	4,919		202,696	3.8%	$ 41,207	5,832	4.8%
Subtotal senior living communities	265	31,626		3,427,127	65.0%	$ 108,364	81,236	67.5%
MOBs [(6)]	96	7,881,797	sq. ft.	1,668,219	31.6%	$ 212	34,985	28.9%
Wellness centers	10	812,000	sq. ft.	180,017	3.4%	$ 222	4,363	3.6%
Total	371			$ 5,275,363	100.0%		$ 120,584	100.0%
Tenant / Managed Properties:								
Five Star (Lease No. 1)	90	6,626		$ 688,718	13.1%	$ 103,942	$ 16,125	13.4%
Five Star (Lease No. 2)	51	7,200		682,054	12.9%	$ 94,730	17,075	14.2%
Five Star (Lease No. 3)	17	3,281		352,380	6.7%	$ 107,400	9,730	8.1%
Five Star (Lease No. 4)	29	3,335		388,298	7.4%	$ 116,431	9,320	7.7%
Subtotal Five Star	187	20,442		2,111,450	40.1%	$ 103,290	52,250	43.4%
Sunrise Senior Living, Inc. / Marriott [(7)]	4	1,619		126,326	2.4%	$ 78,027	5,126	4.3%
Brookdale Senior Living, Inc.	18	894		61,122	1.2%	$ 68,369	3,815	3.1%
6 private senior living companies (combined)	12	1,620		94,502	1.8%	$ 58,335	2,484	2.1%
Managed senior living communities [(8)]	44	7,051		1,033,727	19.5%	$ 146,607	17,561	14.6%
Subtotal senior living communities	265	31,626		3,427,127	65.0%	$ 108,364	81,236	67.5%
Multi-tenant MOBs [(6)]	96	7,881,797	sq. ft.	1,668,219	31.6%	$ 212	34,985	28.9%
Wellness centers	10	812,000	sq. ft.	180,017	3.4%	$ 222	4,363	3.6%
Total	371			$ 5,275,363	100.0%		$ 120,584	100.0%

(1) Excludes properties classified in discontinued operations.

(2) Amounts are before depreciation, but after impairment write downs, if any. Amounts include carrying values as of December 31, 2013 for senior living properties classified as held for sale in the amount of $11,738, which is included in Other Assets on the Condensed Consolidated Balance Sheets.

(3) Represents investment carrying value divided by the number of living units, beds or leased square feet at December 31, 2013.

(4) See Exhibit A for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income in accordance with GAAP. Q4 2013 NOI presented in the above tables excludes $2,767 of NOI related to the two rehabiliation hospitals formerly leased to Five Star that we sold on December 31, 2013.

(5) Senior living properties are categorized by the type of living units or beds which constitute a majority of the total living units/beds at the property.

(6) These 96 MOB properties comprise 119 buildings. Our MOB leases include both triple net leases where, in addition to paying fixed rents, the tenants assume the obligation to operate and maintain the properties at their expenses, and some net and modified gross leases where we are responsible to operate and maintain the properties and we charge tenants for some or all of the property operating costs. A small percentage of our MOB leases are so-called "full-service" leases where we receive fixed rent from our tenants and no reimbursement for our property operating costs.

(7) Marriott guarantees the lessee's obligations under these leases.

(8) These 44 senior living communities are leased to our TRSs and managed by Five Star.



OCCUPANCY BY PROPERTY TYPE AND TENANT (1)

	For the Twelve Months Ended (2)				
	9/30/2013	6/30/2013	3/31/2013	12/31/2012	9/30/2012
Property Type:					
Independent living	87.5%	87.6%	87.7%	87.6%	87.7%
Assisted living	86.4%	86.5%	86.5%	86.9%	87.0%
Nursing homes	78.7%	78.9%	79.5%	80.2%	80.7%
Weighted average occupancy senior living communities	85.7%	85.8%	85.9%	86.1%	86.3%
MOBs (3)	95.0%	94.1%	94.5%	92.7%	93.3%
Wellness centers	100.0%	100.0%	100.0%	100.0%	100.0%
Tenant / Managed Properties:					
Five Star (Lease No. 1)	84.5%	84.8%	85.2%	85.4%	85.5%
Five Star (Lease No. 2)	81.6%	81.9%	82.1%	82.4%	83.0%
Five Star (Lease No. 3)	88.2%	88.6%	88.8%	88.9%	89.2%
Five Star (Lease No. 4)	85.9%	85.6%	85.7%	85.9%	86.3%
Weighted average occupancy Five Star	84.3%	84.5%	84.7%	85.0%	85.3%
Sunrise Senior Living, Inc. / Marriott (4)	92.7%	92.9%	93.2%	93.4%	93.2%
Brookdale Senior Living, Inc.	95.3%	95.3%	95.2%	94.8%	94.0%
6 private senior living companies (combined)	84.8%	84.2%	83.6%	83.1%	83.3%
Managed senior living communities (5)	87.4%	87.3%	87.3%	87.4%	87.2%
Weighted average occupancy senior living communities	85.7%	85.8%	85.9%	86.1%	86.3%
Multi-tenant MOBs (3)	95.0%	94.1%	94.5%	92.7%	93.3%
Wellness centers	100.0%	100.0%	100.0%	100.0%	100.0%

(1) Excludes properties classified in discontinued operations.
(2) Operating data for multi-tenant MOBs are presented as of the end of the period; operating data for other tenants are presented for the twelve month period ended on the dates shown, or the most recent prior period for which tenant and manager operating results are available to us.
(3) MOB occupancy data is as of quarter end and includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants. MOB occupancy as of December 31, 2013 was 94.9%.
(4) Marriott guarantees the lessee's obligations under these leases.
(5) Includes 44 senior living communities that are leased to our TRSs and managed by Five Star. The occupancy for the twelve month period ended or, if shorter, from the date of acquisitions through December 31, 2013, was 87.4%.

All tenant operating data presented are based upon the operating results provided by our tenants for the indicated periods. We report our operating data one quarter in arrears as this is the most recent prior period for which tenant operating results are available to us from our tenants. We have not independently verified our tenants' operating data. Excludes historical data for periods prior to our ownership of certain properties.



RENT COVERAGE BY SENIOR LIVING TENANT (EXCLUDING MANAGED SENIOR LIVING COMMUNITIES)

Tenant	For the Twelve Months Ended				
	9/30/2013	6/30/2013	3/31/2013	12/31/2012	9/30/2012
Five Star (Lease No. 1)	1.19x	1.19x	1.22x	1.22x	1.21x
Five Star (Lease No. 2)	1.14x	1.17x	1.20x	1.24x	1.26x
Five Star (Lease No. 3)	1.65x	1.66x	1.67x	1.67x	1.69x
Five Star (Lease No. 4)	1.17x	1.16x	1.18x	1.20x	1.20x
Weighted average rent coverage Five Star	1.26x	1.26x	1.29x	1.31x	1.31x
Sunrise Senior Living, Inc. / Marriott [1]	1.93x	1.91x	1.89x	1.91x	1.88x
Brookdale Senior Living, Inc.	2.50x	2.51x	2.48x	2.41x	2.37x
6 private senior living companies (combined)	1.96x	2.01x	2.12x	2.28x	2.69x
Weighted average rent coverage senior living communities	1.38x	1.38x	1.40x	1.42x	1.42x
Wellness centers	2.23x	2.21x	2.21x	2.21x	2.19x
Total	1.43x	1.44x	1.46x	1.47x	1.47x

(1)   Marriott guarantees the lessee's obligations under these leases.

All tenant operating data presented are based upon the operating results provided by our tenants for the indicated periods.
We report our operating data one quarter in arrears as this is the most recent prior period for which tenant operating results
are available to us from our tenants. We have not independently verified our tenants' operating data. Excludes historical data for
periods prior to our ownership of certain properties. Rent coverage is calculated as operating cash flow from our tenants' facility
operations, before subordinated charges, if any, divided by rent payable to us.



TRIPLE NET LEASED SENIOR LIVING COMMUNITIES CONSOLIDATED - RESULTS OF OPERATIONS [1]

(dollars in thousands)

	As of and For the Three Months Ended		As of and For the Year Ended	
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Number of Properties [2]	221	223	221	223
Number of Units [2]	24,575	24,894	24,575	24,894
Occupancy [3]	85.3%	86.1%	85.3%	86.1%
Rent Coverage [3]	1.38x	1.42x	1.38x	1.42x
Rental Income	$ 66,442	$ 67,984	$ 237,209	$ 246,948
Rental Income % change	(2.3%)	--	(3.9%)	--

TRIPLE NET LEASED SENIOR LIVING COMMUNITIES SAME PROPERTY - RESULTS OF OPERATIONS [1]

(dollars in thousands)

	As of and For the Three Months Ended (4)		As of and For the Year Ended (5)	
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Number of Properties	220	220	216	216
Number of Units	24,425	24,425	23,914	23,914
Occupancy [3]	85.2%	86.1%	85.2%	86.1%
Rent Coverage [3]	1.37x	1.42x	1.37x	1.42x
Rental Income	$ 65,938	$ 64,774	$ 232,380	$ 229,389
Rental Income % change	1.8%	--	1.3%	--

(1)   Includes independent and assisted living communities, and nursing homes.

(2)   Reflects the transfer of ten communities previously triple net leased to Sunrise to our managed senior living communities segment (three communities were transferred on September 1, 2012, five communities were transferred on October 1, 2012, and two communities were transferred on November 1, 2012), partially offset by additional triple net leased properties we acquired since July 1, 2012.

(3)   All tenant operating data presented are based upon the operating results provided by our tenants for the 12 months ended September 30, 2013 and 2012 or the most recent prior period for which tenant operating results are available to us. Rent coverage is calculated as operating cash flow from our triple net lease tenants' operations of our properties, before subordinated charges, if any, divided by triple net lease minimum rents payable to us. We have not independently verified our tenants' operating data. The table excludes data for periods prior to our ownership of some of these properties.

(4)   Consists of triple net senior living communities we have owned continuously since October 1, 2012.

(5)   Consists of triple net senior living communities we have owned continuously since January 1, 2012.



MANAGED SENIOR LIVING COMMUNITIES CONSOLIDATED - RESULTS OF OPERATIONS

(dollars in thousands, except average monthly rate)

	As of and For the Three Months Ended		As of and For the Year Ended	
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Number of Properties [1]	44	39	44	39
Number of Units [1]	7,051	6,607	7,051	6,607
Occupancy	87.7%	87.3%	87.4%	85.5%
Average Monthly Rate	$ 4,093	$ 4,152	$ 4,184	$ 4,027
Average Monthly Rate % Growth	(1.4%)	--	3.9%	--
Residents Fees and Services	$ 77,424	$ 70,125	$ 302,058	$ 184,031
Property Operating Expenses	(59,863)	(55,841)	(233,711)	(138,819)
NOI [2]	$ 17,561	$ 14,284	$ 68,347	$ 45,212
NOI Margin % [3]	22.7%	20.4%	22.6%	24.6%
NOI % Growth	22.9%	--	51.2%	--

MANAGED SENIOR LIVING COMMUNITIES SAME PROPERTY - RESULTS OF OPERATIONS

(dollars and sq. ft. in thousands, except average monthly rate)

	As of and For the Three Months Ended [4]		As of and For the Year Ended [5]	
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Number of Properties	35	35	22	22
Number of Units	5,800	5,800	3,323	3,323
Occupancy	87.8%	87.7%	91.2%	87.9%
Average Monthly Rate	$ 4,115	$ 4,129	$ 3,956	$ 3,931
Average Monthly Rate % Growth	(0.3%)	--	0.6%	--
Residents Fees and Services	$ 64,253	$ 64,542	$ 145,976	$ 140,727
Property Operating Expenses	(49,567)	(51,291)	(104,185)	(102,814)
NOI [2]	$ 14,686	$ 13,251	$ 41,791	$ 37,913
NOI Margin % [3]	22.9%	20.5%	28.6%	26.9%
NOI % Growth	10.8%	--	10.2%	--

(1)   Includes only those properties that were leased to our TRSs in the periods presented.
(2)   See Exhibit A for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income in accordance with GAAP.
(3)   NOI margin % is defined as NOI as a percentage of residents fees and services.
(4)   Based on properties leased continuously to our TRSs since October 1, 2012.
(5)   Based on properties leased continuously to our TRSs since January 1, 2012.



MOB PORTFOLIO CONSOLIDATED AND SAME PROPERTY - RESULTS OF OPERATIONS

MOB PORTFOLIO CONSOLIDATED - RESULTS OF OPERATIONS [1]

(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended		As of and For the Year Ended	
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Number of Properties	96	90	96	90
Number of Buildings	119	113	119	113
Square Feet [2]	7,882	7,619	7,882	7,619
Occupancy [3]	94.9%	92.7%	94.9%	92.7%
Rental Income [4]	$ 52,102	$ 49,155	$ 204,594	$ 186,065
NOI [5]	$ 34,985	$ 32,413	$ 138,427	$ 127,188
Cash Basis NOI [5]	$ 34,196	$ 31,169	$ 136,056	$ 120,279
NOI Margin %	67.1%	65.9%	67.7%	68.4%
Cash Basis NOI Margin %	66.6%	65.1%	67.3%	67.1%
NOI % Growth	7.9%	--	8.8%	--
Cash Basis NOI Growth	9.7%	--	13.1%	--

MOB SAME PROPERTY - RESULTS OF OPERATIONS [1]

(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended [6]		As of and For the Year Ended [7]	
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Number of Properties	85	85	78	78
Number of Buildings	106	106	99	99
Square Feet [2]	7,244	7,244	6,658	6,658
Occupancy [3]	94.8%	94.1%	94.6%	94.6%
Rental Income [4]	$ 47,448	$ 48,995	$ 170,738	$ 174,594
NOI [5]	$ 31,731	$ 32,366	$ 115,921	$ 120,881
Cash Basis NOI [5]	$ 31,103	$ 31,127	$ 113,597	$ 114,584
NOI Margin %	66.9%	66.1%	67.9%	69.2%
Cash Basis NOI Margin %	66.4%	65.2%	67.5%	68.1%
NOI % Growth	(2.0%)	--	(4.1%)	--
Cash Basis NOI Growth	(0.1%)	--	(0.9%)	--

(1) Excludes properties classified in discontinued operations.
(2) Prior periods exclude space remeasurements made during the most current periods presented.
(3) Occupancy includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants.
(4) Includes some triple net lease rental income.
(5) See Exhibit A for the calculation of consolidated NOI and Cash Basis NOI and for a reconciliation of those amounts to net income in accordance with GAAP.
(6) Consists of MOBs we have owned continuously since October 1, 2012.
(7) Consists of MOBs we have owned continuously since January 1, 2012.

MOB LEASING SUMMARY

(dollars and sq. ft. in thousands, except per sq. ft. data)



	As of and For the Three Months Ended [1]				
	12/31/2013	9/30/2013	6/30/2013	3/31/2013	12/31/2012
Properties	96	93	92	92	90
Buildings	119	116	115	115	113
Total sq. ft. [2]	7,882	7,819	7,714	7,712	7,619
Occupancy [3]	94.9%	95.0%	94.1%	94.5%	92.7%
Leasing Activity (sq. ft.):					
New leases	39	132	18	45	19
Renewals	110	292	83	53	42
Total	149	424	101	98	61
% Change in GAAP Rent [4]:					
New leases	(1.4%)	59.5%	5.7%	21.1%	14.9%
Renewals	(10.3%)	(11.4%)	2.5%	(2.0%)	0.7%
Weighted average	(4.1%)	(1.8%)	2.9%	6.1%	5.0%
% Change in Cash Rent:					
New leases	(15.9%)	57.1%	0.2%	14.8%	4.4%
Renewals	(6.8%)	(11.6%)	(1.4%)	(4.7%)	(3.4%)
Weighted average	(9.7%)	(2.3%)	(1.2%)	2.1%	(1.0%)
Leasing Costs and Concession Commitments [5]:					
New leases	$ 1,187	$ 3,559	$ 412	$ 1,940	$ 550
Renewals	732	2,638	297	500	361
Total	$ 1,919	$ 6,197	$ 709	$ 2,440	$ 911
Leasing Costs and Concession Commitments per Sq. Ft. [5]:					
New leases	$ 30.44	$ 26.96	$ 22.89	$ 43.11	$ 28.95
Renewals	$ 6.65	$ 9.03	$ 3.58	$ 9.43	$ 8.60
All new and renewed leases	$ 12.88	$ 14.62	$ 7.02	$ 24.90	$ 14.93
Weighted Average Lease Term by Sq. Ft. (years) [6]:					
New leases	6.5	7.3	5.1	9.0	6.2
Renewals	3.7	5.0	3.4	4.5	3.9
All new and renewed leases	4.5	5.5	3.6	6.3	4.6
Leasing Costs and Concession Commitments per Sq. Ft. per Year [5]:					
New leases	$ 4.68	$ 3.69	$ 4.49	$ 4.79	$ 4.67
Renewals	$ 1.80	$ 1.81	$ 1.05	$ 2.10	$ 2.20
All new and renewed leases	$ 2.86	$ 2.66	$ 1.95	$ 3.95	$ 3.25

(1) Excludes properties classified in discontinued operations.
(2) Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.
(3) Occupancy includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants.
(4) Percent difference in prior rents charged for same space. Rents include expense reimbursements and exclude lease value amortization.
(5) Includes commitments made for leasing expenditures and concessions, such as tenant improvements, leasing commissions, tenant reimbursements and free rent.
(6) Weighted based on annualized rental income pursuant to existing leases as of December 31, 2013, including straight line rent adjustments, estimated recurring expense reimbursements and excluding lease value amortization.

The above leasing summary is based on leases executed during the periods indicated.



TENANTS REPRESENTING 1% OR MORE OF TOTAL RENT [1]

(dollars in thousands)

	Tenant	Facility Type	Annualized Rental Income 12/31/2013 [2]	% of Annualized Rental Income [2]	Expiration
1	Five Star	Senior living	$ 195,305	37.1%	2017 - 2028
2	Aurora Health Care, Inc.	MOB	16,896	3.2%	2024
3	Sunrise Senior Living, Inc. / Marriott	Senior living	14,523	2.8%	2018
4	Cedars-Sinai Medical Center	MOB	11,570	2.2%	2014 - 2019
5	Life Time Fitness, Inc.	Wellness center	10,550	2.0%	2028
6	The Scripps Research Institute	MOB	10,328	2.0%	2019
7	Brookdale Senior Living, Inc.	Senior living	9,077	1.7%	2017
8	Reliant Medical Group, Inc.	MOB	7,661	1.5%	2019
9	HCA Holdings, Inc.	MOB	5,373	1.0%	2014 - 2020
	All Other Tenants [3]		244,673	46.5%	2014 - 2034
	Total Tenants		$ 525,956	100.0%	

(1) Excludes properties classified in discontinued operations.

(2) Annualized rental income is rents pursuant to existing leases as of December 31, 2013, includes estimated percentage rents, straight line rent adjustments, estimated recurring expense reimbursements for certain net and modified gross leases and excludes lease value amortization at certain of the MOBs and wellness centers; and includes NOI (three months ended December 31, 2013, annualized) from our managed senior living communities.

(3) Includes NOI (three months ended December 31, 2013, annualized) from our managed senior living communities.



PORTFOLIO LEASE EXPIRATION SCHEDULE [1]

(dollars in thousands)

Annualized Rental Income [2]

Year	Senior Living Communities (3)	MOBs	Wellness Centers	Total	Percent of Total Annualized Rental Income Expiring	Cumulative Percentage of Annualized Rental Income Expiring
2014	$ -	$ 17,825	$ -	$ 17,825	3.4%	3.4%
2015	3,041	21,640	-	24,681	4.7%	8.1%
2016	-	23,985	-	23,985	4.6%	12.7%
2017	44,464	26,167	-	70,631	13.3%	26.0%
2018	14,523	24,151	-	38,674	7.4%	33.4%
2019	599	30,713	-	31,312	6.0%	39.4%
2020	-	15,622	-	15,622	3.0%	42.4%
2021	1,424	5,444	-	6,868	1.3%	43.7%
2022	-	5,646	-	5,646	1.1%	44.8%
Thereafter (3)	235,052	38,124	17,536	290,712	55.2%	100.0%
Total	$ 299,103	$ 209,317	$ 17,536	$ 525,956	100.0%	

Average remaining lease term for all properties (weighted by annualized rental income): 9.4 years

Number of Living Units / Beds or Square Feet with Leases Expiring

Year	Living Units / Beds — Senior Living Communities (Units / Beds) (4)	Percent of Total Living Units / Beds Expiring	Cumulative Percentage of Total Living Units / Beds Expiring	Square Feet — MOBs (Square Feet)	Wellness Centers (Square Feet)	Total Square Feet	Percent of Total Square Feet Expiring	Cumulative Percent of Total Square Feet Expiring
2014	-	0.0%	0.0%	453,154	-	453,154	5.5%	5.5%
2015	423	1.3%	1.3%	893,173	-	893,173	10.8%	16.3%
2016	-	0.0%	1.3%	1,017,061	-	1,017,061	12.3%	28.6%
2017	4,229	13.4%	14.7%	1,032,344	-	1,032,344	12.4%	41.0%
2018	1,619	5.1%	19.8%	711,965	-	711,965	8.6%	49.6%
2019	175	0.6%	20.4%	979,039	-	979,039	11.8%	61.4%
2020	-	0.0%	20.4%	739,016	-	739,016	8.9%	70.3%
2021	361	1.1%	21.5%	214,733	-	214,733	2.6%	72.9%
2022	-	0.0%	21.5%	194,244	-	194,244	2.3%	75.2%
Thereafter (4)	24,819	78.5%	100.0%	1,248,103	812,000	2,060,103	24.8%	100.0%
Total	31,626	100.0%		7,482,832	812,000	8,294,832	100.0%	

(1) Excludes properties classified in discontinued operations.
(2) Annualized rental income is rents pursuant to existing leases as of December 31, 2013, includes estimated percentage rents, straight line rent adjustments, estimated recurring expense reimbursements for certain net and modified gross leases and excludes lease value amortization at certain of the MOBs and wellness centers; and includes NOI (three months ended December 31, 2013, annualized) from our managed senior living communities.
(3) Includes leased and managed independent living communities, assisted living communities, continuing care retirement communities and nursing homes. Includes NOI (three months ended December 31, 2013, annualized) from our managed senior living communities.
(4) Includes 7,051 living units leased to our TRSs.

21823 30th Drive S.E., Bothell, WA.
Medical Office Building.
Primary Tenant: Seattle Genetics, Inc.
Square Feet: 145,000.

EXHIBITS



CALCULATION AND RECONCILIATION OF NET OPERATING INCOME (NOI) AND CASH BASIS NOI

(amounts appearing in the table below are in thousands)



EXHIBIT A

	For the Three Months Ended		For the Year Ended	
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Calculation of NOI [(1)]:				
Revenues:				
Rental income	$ 122,912	$ 121,578	$ 459,380	$ 450,769
Residents fees and services	77,424	70,125	302,058	184,031
Total revenues	200,336	191,703	761,438	634,800
Property operating expenses	76,985	72,584	299,878	197,696
Property net operating income (NOI):	123,351	119,119	461,560	437,104
Non cash straight line rent adjustments	(1,832)	(3,596)	(7,245)	(13,832)
Lease value amortization	863	776	3,555	1,250
Lease termination fees	(4)	(6)	(11)	(21)
Cash Basis NOI	$ 122,378	$ 116,293	$ 457,859	$ 424,501
Reconciliation of Cash Basis NOI to Net Income:				
Cash Basis NOI	$ 122,378	$ 116,293	$ 457,859	$ 424,501
Non cash straight line rent adjustments	1,832	3,596	7,245	13,832
Lease value amortization	(863)	(776)	(3,555)	(1,250)
Lease termination fees	4	6	11	21
Property NOI	$ 123,351	$ 119,119	$ 461,560	$ 437,104
Depreciation expense	(38,554)	(36,369)	(153,026)	(139,042)
General and administrative expense	(8,042)	(7,411)	(32,657)	(31,517)
Acquisition related costs	(788)	(2,580)	(3,378)	(9,394)
Impairment of assets	(2,314)	-	(7,989)	(3,071)
Operating income	73,653	72,759	264,510	254,080
Interest and other income	99	160	711	1,117
Interest expense	(29,284)	(29,814)	(117,819)	(117,240)
Loss on early extinguishment of debt	-	-	(797)	(6,349)
Loss on lease terminations	-	479	-	375
Gain (loss) on sale of properties	36,251	-	37,392	(101)
Income before income tax expense and equity in earnings of an investee	80,719	43,584	183,997	131,882
Income tax expense	(195)	(85)	(600)	(375)
Equity in earnings of an investee	115	80	334	316
Income from continuing operations	80,639	43,579	183,731	131,823
Discontinued operations				
Income from discontinued operations	1,281	1,057	5,043	4,061
Loss on asset impairment from discontinued operations	(9,714)	-	(37,610)	-
Net income	$ 72,206	$ 44,636	$ 151,164	$ 135,884

(1) Excludes properties classified in discontinued operations.

We calculate NOI as shown above. We define NOI as income from our real estate less our property operating expenses. NOI excludes amortization of capitalized tenant improvement costs and leasing commissions. We define Cash Basis NOI as NOI less non cash straight line rent adjustments, lease value amortization and lease termination fees. We consider NOI and Cash Basis NOI to be appropriate supplemental measures to net income because they may help both investors and management to understand the operations of our properties. We use NOI and Cash Basis NOI internally to evaluate individual and company wide property level performance, and we believe that NOI and Cash Basis NOI provide useful information to investors regarding our results of operations because these measures reflect only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance between periods and with other REITs. The calculation of NOI and Cash Basis NOI excludes certain components of net income in order to provide results that are more closely related to our properties' results of operations. NOI and Cash Basis NOI do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, operating income or cash flow from operating activities determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Consolidated Statements of Income and Comprehensive Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate NOI and Cash Basis NOI differently than we do.

CALCULATION AND RECONCILIATION OF EBITDA AND ADJUSTED EBITDA

(dollars appearing in the table below are in thousands)



EXHIBIT B

	For the Three Months Ended		For the Year Ended	
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Net income	$ 72,206	$ 44,636	$ 151,164	$ 135,884
Interest expense	29,284	29,814	117,819	117,240
Income tax expense	195	85	600	375
Depreciation expense from continuing operations	38,554	36,369	153,026	139,042
Depreciation expense from discontinued operations	-	600	799	2,414
EBITDA	140,239	111,504	423,408	394,955
Acquisition related costs from continuing operations	788	2,580	3,378	9,394
Impairment of assets from continuing operations	2,314	-	7,989	3,071
Loss on early extinguishment of debt from continuing operations	-	-	797	6,349
Gain on lease terminations	-	(479)	-	(375)
(Gain) loss on sale of properties	(36,251)	-	(37,392)	101
Impairment of assets from discontinued operations	9,714	-	37,610	-
Percentage rent adjustment [1]	(6,800)	(8,200)	-	-
Adjusted EBITDA	$ 110,004	$ 105,405	$ 435,790	$ 413,495

[1] In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include these amounts in our calculation of Adjusted EBITDA for each quarter of the year. The fourth quarter Adjusted EBITDA calculation excludes the amounts included during the first three quarters.

We calculate EBITDA and Adjusted EBITDA as shown above. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our operating performance, along with net income, operating income and cash flow from operating activities. We believe that EBITDA and Adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as an indicator of financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Consolidated Statements of Income and Comprehensive Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.

CALCULATION AND RECONCILIATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO

(amounts appearing in the table below are in thousands, except per share data)



EXHIBIT C

	For the Three Months Ended		For the Year Ended	
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Net income	$ 72,206	$ 44,636	$ 151,164	$ 135,884
Depreciation expense from continuing operations	38,554	36,369	153,026	139,042
Depreciation expense from discontinued operations	-	600	799	2,414
(Gain) loss on sale of properties	(36,251)	-	(37,392)	101
Impairment of assets from continuing operations	2,314	-	7,989	3,071
Impairment of assets from discontinued operations	9,714	-	37,610	-
FFO	86,537	81,605	313,196	280,512
Acquisition related costs	788	2,580	3,378	9,394
Loss on early extinguishment of debt	-	-	797	6,349
Gain on lease terminations	-	(479)	-	(375)
Percentage rent adjustment [1]	(6,800)	(8,200)	-	-
Normalized FFO	$ 80,525	$ 75,506	$ 317,371	$ 295,880
Weighted average shares outstanding	188,168	176,554	187,251	169,176
FFO per share	$ 0.46	$ 0.46	$ 1.67	$ 1.66
Normalized FFO per share	$ 0.43	$ 0.43	$ 1.69	$ 1.75

[1] In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include these amounts in our calculation of Normalized FFO for each quarter of the year. The fourth quarter Normalized FFO calculation excludes the amounts included during the first three quarters.

We calculate FFO and Normalized FFO as shown above. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, excluding any gain or loss on sale of properties and impairment of real estate assets, plus real estate depreciation and amortization, as well as certain other adjustments currently not applicable to us. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we include estimated percentage rent in the period to which we estimate that it relates rather than when it is recognized as income in accordance with GAAP and exclude acquisition related costs, gain or loss on early extinguishment of debt, gain or loss on lease terminations and loss on impairment of intangible assets, if any. We consider FFO and Normalized FFO to be appropriate measures of operating performance for a REIT, along with net income, operating income and cash flow from operating activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO may facilitate a comparison of our operating performance between periods and with other REITs. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility agreement, term loan agreement, if any, and public debt covenants, the availability of debt and equity capital to us, our expectation of our future capital requirements and operating performance and our expected needs and availability of cash to pay our obligations. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Consolidated Statements of Income and Comprehensive Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.